Annualized Shareholder Returns

Seventeen Year Period: 1997 through 2013

100 shares of F&M Bancorp common stock were valued at $13,500 on December 31, 1996 based upon a per share price of $135. Seventeen years later, as of December 31, 2013, the total shareholder return on this investment was $70,337 representing an annualized rate of return of 13.56%, well in excess of the return of the S&P or Dow stock index averages for the same period.


17-Year Annualized Total Returns
15
12
9
6
3
0
13.56%
8.12%
7.46%
F&M Stock
Dow Average
S&P Average

Total shareholder return of $70,337 was comprised of : (1) an increase in market value of $49,467 based upon the original 100 shares growing to 151 shares as a result of several annual 5% stock splits, combined with an increase in share price to $417 as of December 31, 2013; and (2) receipt of $20,870 in total cash dividends and payments over the 17-year period. The cumulative dividend payments alone were greater than the original investment value.

Source: Bloomberg for Dow and S&P Data